

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

April 12, 2007

Mr.Stephen Chazen
Chief Financial Officer
Occidental Petroleum Corporation
10889 Wilshire Blvd.,
Los Angeles, CA 90024

      Re: **Occidental Petroleum Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed February 27, 2007
               Response Letter Dated April 4, 2007
               File No. 1-09210

Dear Mr. Chazen:

       We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis

Significant Items Affecting Earning, page 19

1.   We note your response to our prior comment number one. We refer you to
       Question 19 of the Commission's Frequently Asked Questions regarding non-
       GAAP measures at:
       http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#segment. Given the
       absence of the "Core Earnings" measure of profitability and required reconciling
       disclosures in your segment note disclosure, it remains unclear why you believe

this measure is an appropriate presentation in other areas of your document. Please advise or otherwise modify your disclosures accordingly.

2.   We note your response to our prior comment number two. We refer you to the guidance located at Item 10(e)(1)(ii)(E) of Regulation S-K and also Question 14 of the Commission's Frequently Asked Questions regarding non-GAAP measures. As your caption "core earnings" does not readily identify how the measure is calculated and that the term "earnings" is viewed to mean net income as presented in the statement of income in accordance with GAAP, the caption "core earnings" does not appear to be sufficiently dissimilar from similar GAAP measures. Please modify your disclosures accordingly.

Closing Comments

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    You may contact Kevin Stertzel at (202) 551-3723, or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

    Sincerely,

    Jill S. Davis
    Branch Chief